UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-12777
CUSIP NUMBER: 002474104

(Check one):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For Period Ended: December 31, 2024

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AZZ Inc.
Full Name of Registrant

One Museum Place, 3100 W 7th Street, Suite 500
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76107
City, State and Zip Code

EXPLANATORY NOTE
This Amendment No. 1 on Form 12b-25/A amends the Company’s Form 12b-25 filed with the Securities and Exchange Commission on June 30, 2025 (the “Original Form 12b-25”). This 12b-25/A amends and restates the Cover page of the Original Form 12b-25 and no other items in the Original Form 12b-25 are amended hereby. The only changes to the Cover page are to change the date from "December 31, 2023" to "December 31, 2024" in the section "For Period Ended:". No other changes were made to the Cover page.

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Annual Report on Form 11-K for the year ended December 31, 2024 (the “2024 Form 11-K”) of the AZZ Inc. 401(k) Plan cannot be filed within the prescribed time period without unreasonable effort or expense due to unanticipated delays.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Jason Crawford	817	810-0095
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☒ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

AZZ Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2025	By:	/s/ Jason Crawford
		Name:	Jason Crawford
		Title:	Senior Vice President, Chief Financial Officer and Principal Accounting Officer